Filed Pursuant to Rule 433
Registration No. 333-135464
The issuer has filed a Market-Making Prospectus with the U.S. Securities and Exchange Commission (SEC) for the public offering of the issuer’s 7.50% senior notes due 2016, which closed on July 26, 2006. Goldman, Sachs & Co. is continuing to make a market in the senior notes pursuant to the Market-Making Prospectus. Before you invest in the issuer’s senior notes, you should read the Market-Making Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and an investment in its senior notes. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the Market-Making Prospectus if you so request by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15 (d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): November 10, 2006

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
(Exact Name of Registrant as Specified in Charter)

Bermuda (State or Other Jurisdiction of Incorporation)	001-32938 (Commission File Number)	98-0481737 (I.R.S. Employer Identification No.)
43 Victoria Street
Hamilton HM 12, Bermuda
(Address of Principal Executive Offices and Zip Code)
Registrant’s telephone number, including area code: (441) 278-5400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.
     In connection with the appointment of Mr. Philip DeFeo to the Board of Directors of Allied World Assurance Company Holdings, Ltd (the “Company”), as described in Item 5.02 below, the Company anticipates entering into an indemnification agreement with Mr. DeFeo, dated as of November 10, 2006, in such form as previously approved by the Company’s Board of Directors (the “Indemnification Agreement”). Mr. DeFeo’s Indemnification Agreement shall contain the same terms and conditions as those previously entered into by the Company with members of its Board of Directors and certain members of its senior management. A copy of the form of Indemnification Agreement was attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 7, 2006 and is incorporated herein by reference. The description of the Indemnification Agreement contained herein is qualified in its entirety by reference to the form of Indemnification Agreement filed therewith.
     In general, the Indemnification Agreement provides that the Company will, to the fullest extent permitted by applicable law (except in certain limited circumstances) and the Company’s Bye-laws and Memorandum of Association, indemnify the indemnitee against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed criminal, civil, administrative or investigative action brought against the indemnitee or in which he otherwise becomes involved as a witness by reason of his relationship with the Company. The Indemnification Agreement also provides for indemnification rights regarding proceedings brought by or in the right of the Company. In addition, the Indemnification Agreement provides for the advancement of expenses incurred by the indemnitee in connection with any proceeding covered by the Indemnification Agreement, provided that the indemnitee submits a written affirmation of the indemnitee’s good faith belief that the indemnitee has met the standard of conduct necessary for indemnification under the Indemnification Agreement.
Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.
     On November 10, 2006, Mr. DeFeo became of member of the Company’s Board of Directors. On November 15, 2006, the Company issued a press release announcing this appointment. This appointment fills a casual vacancy on the Company’s Board of Directors, which is now comprised of eight members. The appointment of Mr. DeFeo to the Company’s Board of Directors was recommended by the Nominating & Corporate Governance Committee and unanimously approved by the Board. At the present time, the Board of Directors has not determined any committees to which Mr. DeFeo may be appointed. Effective as of the beginning of each year commencing in January 2007, Mr. DeFeo, together with the Company’s other non-employee directors, shall receive pursuant to the Company’s Amended and Restated 2004 Stock Incentive Plan an annual equity award of the Company’s restricted stock units worth $65,000, which restricted stock units shall vest one year from the date of the award.
     A copy of the press release announcing Mr. DeFeo’s appointment to the Board of Directors is filed herewith as Exhibit 99.1 and is incorporated herein by reference.
Item 9.01. Financial Statements and Exhibits.
(d) Exhibits

Exhibit
Number	Description

10.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 7, 2006).

99.1	Press release, dated November 15, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

Dated: November 15, 2006	By:	/s/ Wesley D. Dupont

	Name:	Wesley D. Dupont
	Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit
Number	Description

10.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 7, 2006).

99.1	Press release, dated November 15, 2006.

FOR IMMEDIATE RELEASE:
ALLIED WORLD ASSURANCE COMPANY APPOINTS
PHILIP DEFEO TO BOARD OF DIRECTORS
HAMILTON, BERMUDA November 15, 2006 — Allied World Assurance Company Holdings, Ltd (NYSE: AWH) today announced the appointment of Philip DeFeo to its Board of Directors. Mr. DeFeo is a veteran financial executive who has over 38 years of experience in management, operations, technology, marketing and sales within the financial services industry.
Allied World President and Chief Executive Officer Scott Carmilani commented, “We are very pleased to welcome Philip to our Board of Directors. His extensive and diverse experience in the financial services industry will be of great value and importance to our company and our board moving forward.”
Mr. DeFeo is currently a Managing Partner of Lithos Capital Partners LLC, a private equity firm which he co-founded. From 1999 to 2005, Mr. DeFeo served as the Chairman and Chief Executive Officer of the Pacific Exchange, which merged with Archipelago Holdings, Inc. in 2005 and which in turn merged with the New York Stock Exchange in 2006. Prior to heading the Pacific Exchange, Mr. DeFeo was the Chief Executive Officer of Van Eck Global, an asset management firm specializing in alternative asset classes. Prior to that, Mr. DeFeo held executive and senior positions at Cedel International, Lehman Brothers, Fidelity Investments and Bankers Trust Company. His professional career began with Procter & Gamble in 1971, where he spent ten years in manufacturing and operations. Mr. DeFeo has been a non-executive director of Computershare Limited since 2002 and is an independent director of Visa USA, Inc.
About Allied World Assurance Company
Allied World Assurance Company Holdings, Ltd, founded in November 2001, is one of Bermuda’s leading property and casualty insurers. The company, through its operating subsidiaries, offers property and casualty insurance and reinsurance on a worldwide basis. The principal operating subsidiaries of Allied World Assurance Company Holdings, Ltd have A (Excellent) ratings from A.M. Best Company and A- ratings from Standard & Poor’s. The company’s Bermuda and U.S. operating subsidiaries are rated A2 by Moody’s Investors Service.
Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 that involve inherent risks and uncertainties. Statements that are not historical facts, including statements that use terms such as “believes,” “anticipates,” “intends” or “expects” and that relate to our plans and objectives for future operations, are forward-looking statements. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of such statements in this press release should not be considered as a representation by us or any other person that our objectives or plans will be achieved. These statements are based on current plans, estimates and expectations. Actual results may differ materially from those projected in such forward-looking statements and therefore you should not place undue reliance on them. A non-exclusive list of the important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the effects of competitors’ pricing policies, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products; (b) the effects of investigations into market practices, in particular insurance brokerage practices, together with any legal or regulatory proceedings, related settlements and industry reform or other changes arising therefrom; (c) the impact of acts of terrorism and acts of war; (d) greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices have anticipated; (e) increased competition due to an increase in capacity of property and casualty insurers or reinsurers; (f) the inability to obtain or maintain financial strength ratings by one or more of the company’s subsidiaries; (g) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (h) the company or one of its subsidiaries becoming subject to significant income taxes in the United States or elsewhere; (i) changes in regulations or tax laws applicable to the company, its subsidiaries, brokers or customers; (j) changes in the availability, cost or quality of reinsurance or retrocessional coverage; (k) loss of key personnel; (l) changes in general economic conditions, including inflation, foreign currency exchange rates, interest rates and other factors that could affect the company’s investment portfolio; and (m) such other risk factors as may be discussed in our most recent documents on file with the U.S. Securities and Exchange Commission. We are under no obligation (and expressly disclaim any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise.
For more information, please contact:
Media
Faye Cook
Marketing & Communications Manager
E: faye.cook@awac.com
T: 441.278.5406
Investor Relations
Keith Lennox
Investor Relations
E: keith.lennox@awac.com
T: 212.635.5319
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